SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short Form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

November 14, 2005

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$19.9 million for the Third Quarter of 2005

Third Quarter 2005 Financial Highlights

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Net income for the quarter was US$19.9 million, an increase of 46% over the US$13.6 million in the second quarter.  These figures reflect the impact of a change made in accordance with U.S. GAAP in the credit loss reserve methodology.  (See page 4 and Exhibit II of the long version of the Press Release for details)

•	Net interest income increased 17% to US$11.7 million, and commission income, net, increased 51% to US$1.5 million.
•	The credit portfolio increased 17% to US$3.4 billion; the trade portfolio increased 10% to US$2.5 billion, and credit disbursements increased 43% to US$2.0 billion.

Panama City, Republic of Panama, November 14, 2005 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the third quarter ended September 30, 2005.

The table below depicts selected key figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$million, except percentages and per share amounts)	9M04	9M05	3Q04	1Q05	2Q05	3Q05

Net Income (1)	$87.8	$63.7	$33.7	$30.2	$13.6	$19.9
Net Income before effect of a change in the credit loss reserve methodology	$87.8	$77.7	$33.7	$40.1	$8.0	$29.5
EPS (1, 2)	$2.23	$1.65	$0.86	$0.78	$0.35	$0.52
Return on Average Equity (1)	19.1%	13.6%	21.2%	18.4%	9.0%	13.0%
Tier 1 Capital Ratio	43.9%	38.2%	43.9%	41.6%	46.5%	38.2%
Net Interest Margin	1.72%	1.68%	1.74%	1.66%	1.60%	1.78%

(1) New credit loss reserve methodology is applied retroactively to January 1, 2005.

(2) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

“During the third quarter, several of our initiatives underway began to bear fruit.  As a result, the Bank’s principal business and financial indicators all moved in the right direction.  We were particularly encouraged by the significant amount of new business generated, as reflected in our US$2.0 billion disbursements figure, a level commensurate with historical patterns for the company.  The 51% growth in commission income is also an early indicator of both the effectiveness of our marketing plan, and of a market whose fundamentals appear to be moving in our favor.

Internally, we implemented a new credit loss reserve methodology, consistent with the very best practices in our industry.  In addition, we finalized and recently announced the contracting of i-flex® solutions to revamp our technology platform, an effort which will afford Bladex a cutting edge solution to support the Bank’s evolving business, while improving internal efficiencies to meet the new reporting requirements coming into effect in the international capital markets.

On the business front, we were pleased to sign an exclusive agreement with Identrus® to provide our clients with a world-class digital identity solution that supports their trade, fraud prevention, and general digital credential needs.

The one recent event that we wish had turned out differently was the November 7th, Extraordinary Shareholders Meeting, called to vote on a series of changes to our Articles of Incorporation.  During the meeting, a group of our Class A Government Shareholders, opposed to certain aspects of the proposal, exercised their super majority rights and, in voting against it, brought total Class A support to 57%, short of the 75% needed for approval.  In practical terms, our current charter serves us well, but we remain convinced that we must continue striving to bring it up to the very best of modern standards.  We will thus pursue discussions with our Class A shareholders that opposed the proposal to address their concerns, which related mostly to internal Class A matters, rather than business strategy considerations.”

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the trade portfolio, the increase in the number of the Bank’s clients, the increase in activities engaged in by the Bank that are derived from the Bank’s trade finance client base, anticipated operating income in future periods, the improvement in the financial strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the possibility that the Bank will need to renegotiate, restructure or write-off certain of its Argentine loans; the possibility of pre-payments; the anticipated growth of the Bank’s trade finance portfolio; the continuation of the Bank’s preferred creditor status; the effects of increased interest rates on the Bank’s financial condition; the implementation of the Bank’s strategies and initiatives, including its revenue diversification strategy; the pending applications in the United States to open a representative office in Miami, Florida; the adequacy of the Bank’s allowance for credit losses to address the likely impact of the Argentine crisis and other credit risks on the Bank’s loan portfolio; the necessity of making additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; and the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals.

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About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through September 30, 2005, Bladex had disbursed accumulated credits of over US$133 billion.

Bladex is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Senior Vice President, Finance
Tel. No. (507) 210-8581, e-mail: cyap@blx.com,

-or-

Investor Relations Firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

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